EXHIBIT 4
RESURGENCE HEALTH GROUP, LLC
1400 Buford Highway
Building R-3 • Sugar Hill, GA 30518
(O) 770 904 6731 (F) 770 904 6734
www.resurgencehealthgroup.com
December 7, 2007
VIA OVERNIGHT MAIL
Board of Directors
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, Georgia 30339
               Re: Offer for SunLink Health Systems, Inc.
Members of the Board:
On November 7, 2007, Resurgence Health Group, LLC (“Resurgence”) submitted an offer to purchase all outstanding shares of common stock of SunLink Health Systems, Inc. (“SunLink”) at $7.50 per share in cash. Moreover, as indicated in our offer of November 7, 2007, Berggruen Holdings (or one of its affiliates) is prepared to provide the entire equity financing to consummate the transaction.
At the time it was made the offer represented and continues to represent a substantial 25% premium above the market price of SunLink’s common stock. In fact, due to the continued financial deterioration of SunLink and the steady decline in SunLink’s stock price, our offer price represents a value which has not been reflected in the market price of SunLink’s common stock in years. Moreover, other than a customary due diligence period, our offer was not subject to any financing or other material contingencies.
A month has now passed since our substantial premium offer was made and, notwithstanding your public disclosure that SunLink’s Board of Directors would consider and respond to our offer in a reasonable period of time, SunLink has failed to respond to us in any manner or to further communicate to its stockholders regarding our offer. Although we reached out to you last week to determine the status of this matter, our inquiry was ignored.
Quite frankly, at a minimum, we would have expected you to have contacted us to become fully informed about our offer consistent with your fiduciary duties to your public stockholders. We are quite surprised by the Board’s complete inaction with respect to our offer to date.
We hereby request a meeting with the Board of Directors to discuss our offer as soon as possible. We strongly urge you to proceed in good faith and to honor and fulfill your fiduciary duties to your stockholders.
We would appreciate hearing from you promptly so that we can proceed to the next step with you in this process.
Sincerely,
RESURGENCE HEALTH GROUP, LLC

Philip H. Eastman, III
President

Cc:	Mr. Jared Bluestein, Chief Operating Officer
Berggruen Holdings, Inc.

Mr. Charles Ganz, Partner
Sutherland Asbill and Brennan

Mr. Cliff Neimeth, Partner
Greenberg Traurig